Item 26. Exhibit (h). i. b. 4.

THIRD AMENDMENT TO

SERVICE AGREEMENT

This Third Amendment (“Amendment”) dated as of January 1, 2021, is by and among Fidelity Investments Institutional Operations Company LLC (“FIIOC”) and Massachusetts Mutual Life Insurance Company (the “Company”). This Third Amendment amends the Service Agreement (the “Agreement”) dated October 1, 1999, as amended.

WHEREAS, FIIOC and the Company desire to amend the Agreement.

NOW, THEREFORE, FIIOC and the Company agree to the following:

1.	Section 3 of the Agreement shall be amended and restated in its entirety, as follows:

“Compensation to Company. In recognition of the fact that Company will provide Services set forth on Exhibit 1 (“Services”), FIIOC agrees to pay Company a quarterly fee computed as follows:

At the close of each calendar quarter FIIOC will determine the Average Daily Assets held in the Funds by the Company, Average Daily Assets shall be the sum of the daily assets for each calendar day in the quarter divided by the number of calendar days in the quarter. The Average Daily Assets shall be multiplied by [_____] and that number shall be multiplied by the number of days in such quarter then divided by the number of days in the year. The resulting number shall be the quarterly fee for that quarter.

Should any Participation Agreement(s) between Company and any Fund(s) be terminated effective before the last day of a quarter, Company shall be entitled to a fee for that portion of the quarter during which the Participation Agreement was still in effect, unless such termination is due to misconduct on the part of the Company. For such a stub quarter, Average Daily Assets shall be the sum of the daily assets for each calendar day in the quarter through and including the date of termination of the Participation Agreement(s), divided by the number of calendar days in that quarter for which the Participation Agreement was in effect. Such Average Daily Assets shall be multiplied by [_____] and that number shall be multiplied by the number of days in such quarter that the Participation Agreement was in effect, then divided by the number of days in the year. The resulting number shall be the quarterly fee for the stub quarter.

Notwithstanding the foregoing, Company will not be entitled to any compensation under this Agreement for any calendar quarter in which the average net assets of the Company invested in the Variable Insurance Products Funds’ portfolios, excluding Money Market and VIP Index 500 portfolios, are in the aggregate less than $100 million.

2.	Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/s/ Michael S. Dunn
By: Michael S. Dunn
Title: Head of Institutional Insurance

FIDELITY INVESTMENTS INSTITUTIONAL OPERATIONS COMPANY LLC

/s/ Cliff Poirier
By: Cliff Poirier
Title: Senior Vice President

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